FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the signing of several additional supply agreements between JA Solar Holding Co., Ltd. (the “Registrant”) and the multiple customers to provide more than 600MW of solar power products for 2011 delivery, made by the Registrant in English on November 8, 2010.

JA Solar Announces Additional 600MW of Solar Product Supply Agreements for 2011 Delivery
Total Signed Supply Agreements for Delivery in 2011 Exceeds 1.2GW

Shanghai, Nov. 08, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed several additional supply agreements with multiple customers to provide more than 600MW of solar power products for 2011 delivery. To date, total signed supply agreements for delivery in 2011 exceeds 1.2GW.  In addition, JA Solar has received prepayments associated with these customer orders.

“Business momentum continues to be strong, with robust demand from existing and new customers across multiple geographies,” said Dr. Peng Fang, CEO of JA Solar.  “Visibility of customer demand remains high and major client indications give us increased confidence in the prospect for 2011.  Due to our commitment to product quality and on-time delivery, JA Solar has been viewed as a reliable and dependable supplier partner by our diverse global customer base. We are pleased to have secured these supply agreements for next year delivery, which also demonstrates our continued and consistent leadership in supplying advanced, high-quality solar products.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: November 9, 2010